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Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

		Years Ended December 31,
	Nine Months Ended September 30, 2007
		2006	2005	2004	2003	2002
	(In Thousands)
EARNINGS
Earnings from continuing operations before income taxes, amortization of capitalized interest and net equity in undistributed earnings of subsidiaries	$208,456	254,649	245,488	200,144	146,907	33,094
Add fixed charges (excluding portion capitalized)	86,762	72,997	62,385	58,622	50,192	51,054

Earnings available for fixed charges	295,218	327,646	307,873	258,766	197,099	84,148
FIXED CHARGES
Interest cost and amortization of debt costs and discounts	94,506	75,508	62,300	57,844	49,341	50,433
Portion of rental cost equivalent to interest	1,263	2,047	1,440	1,159	1,213	1,051

Total fixed charges	$95,769	77,555	63,740	59,003	50,554	51,484

Ratio of earnings to fixed charges	3.1	4.2	4.8	4.4	3.9	1.6

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COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)